SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH July, 2011
(Commission File No. 1-32826)

TAM S.A.
(Exact name of Registrant as specified in its Charter)

Av. Jurandir, 856 – Lote 4, 1° andar
04072-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

TAM MRO received European certification to render the services of line maintenance in four location

Porto Alegre, Recife, Salvador and Fortaleza basis were authorized to perform the Airbus aircraft maintenance which is recorded in Europe.

São Paulo, July 14, 2011  - TAM MRO, our business unit of maintenance repair and overhaul received the accreditation by EASA - European Aviation Safety Agency authorizing the line maintenance in Porto Alegre, Recife, Salvador and Fortaleza to render the services in Airbus A330-200 and A 330-300 aircrafts recorded in such continent.

Now, our MRO (Maintenance Repair and Overhaul) is qualified to perform the aircrafts check-up and inspections (transit check, daily check, ETOPS pre-flight inspection) and corrective measures thereof.  The initials ETOPS (Extended Twin Engine Operations) express the concept of the two-engines aircraft extended operation aiming to ensure the proper reliability of the aircrafts to operate the routes without the ground support up to 180 minutes for instance, transoceanic flights.

This accreditation is part of the project started in October 2010 by TAM MRO, installed in Technological Center of the company in São Carlos, interior of São Paulo, in order to meet the demand from European operators for the line maintenance services.  The project stages involved the diagnosis of adjustment to EASA requirements, definition of the action plans and actions implementation by several areas of the company involved in the project.

European aeronautical authority granted the accreditation after the audits in the lines maintenance facilities in Porto Alegre, Recife, and Salvador and Fortaleza. The first line maintenance services under EASA certification had started in Salgado Filho/Porto Alegre International Airport for a European company operating regular flights from and to Brazil.

In respect to the next stage of the project, the accreditation of the line maintenance in the following location is being requested to EASA:  São Paulo/Guarulhos, Viracopos/Campinas, Rio de Janeiro/Galeão and Brasília.

“EASA Certification of our line maintenance is an important measure to enlarge the specialized services portfolio offered by TAM MRO in international market as well as the recognition of the excellence in maintenance performed at the Technological Center of São Carlos”, Ruy Amparo, TAM Operations and Maintenance Vice-President points out.

Currently, TAM MRO direct employees are approximately 1,200 people including the technicians and engineers working in maintenance center.  The hangars in São Carlos have up to seven aircrafts capacity simultaneously (four medium sizes and three small sizes) for the performance of the maintenance service necessary to the aircrafts.

The shops are qualified to the maintenance service for more than 6 thousand components of Airbus, Boeing, Fokker, ATR (Avions de Transport Regional) and military aircrafts. The structure has 24 specialized shops such as: Hydraulic, Pneumatic, Avionics, ATEC, IDG, Composed Material, Landing Gear, Electroplating and Painting.

The portfolio also comprise: Training, line maintenance and GSE (Ground Support Equipment) supply, machines set repair (belts, tractors, ladders) used for the loading and unloading operations of the aircrafts in airports.

Contacts

Investor Relations:

Marco Antonio Bologna (CEO TAM S.A)
Líbano Miranda Barroso (CEO TAM Linhas
Aéreas and Director of Investor Relations for TAM S.A)
Jorge Bonduki Helito (IR Manager)
Suzana Michelin Ramos (IR)

Phone: (11) 5582-9715
Fax: (11) 5582-8149
invest@tam.com.br
www.tam.com.br/ri

Media Relations:

Phone: (55) (11) 5582-9748/7441/7442/8795
Mobile. (55) (11) 8644-0128
tamimprensa@tam.com.br
www.taminforma.com.br

About TAM: (www.tam.com.br)
We operate direct flights to 48 destinations in Brazil and 19 in South America, United States and Europe. Through agreements with Brazilian and foreign airlines, we reach 92 Brazilian airports and 92 international destinations. Our share in the domestic market was of 44.4% in May; additionally, we are the leader among Brazilian airlines that operate routes to other countries, with 89.6% of market share in this segment. With the biggest fleet of passenger aircrafts in Brazil (155 aircrafts), we tend to our clients with the Spirit to Serve and aim at making air trips increasingly accessible to the population. We are the pioneer Brazilian airline in the launch of a fidelity program; TAM Fidelidade has distributed 14 million tickets via point redemption and is part of the Multiplus network, currently with 8.3 million associates. Member of Star Alliance – the biggest airline alliance in the world – since May 2010, we integrate a network that encompasses 1,160 destinations in 181 countries.

Disclaimer about future information:
This statement may include forecasts on future events. Such forecasts reflect only expectations from the Company management and involve risks and uncertainties, whether expected or not. The Company is not responsible for operations or investment decisions made based on information included herein. Such forecasts are subject to change without prior warning.

SIGNATURE

            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 14, 2011

TAM S.A.

By:	/S/ Libano Miranda Barroso
Name: Libano Miranda Barroso Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.